UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2021
OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from __________to__________
Commission file number 001-09518

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE PROGRESSIVE 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
THE PROGRESSIVE CORPORATION
6300 WILSON MILLS ROAD
MAYFIELD VILLAGE, OHIO 44143

REQUIRED INFORMATION

    See the attached Financial Statements, with Report of Independent Registered Public Accounting Firm, for The Progressive 401(k) Plan, as of and for the years ended December 31, 2021 and 2020.

SIGNATURES

    The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Progressive 401(k) Plan
		By:	/s/ Mariann Wojtkun Marshall
		Name:	Mariann Wojtkun Marshall
		Title:	Authorized Signatory

Date:	May 18, 2022

THE PROGRESSIVE 401(k) PLAN

FINANCIAL STATEMENTS
WITH
REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

As of and for the Years Ended December 31, 2021 and 2020

INDEX

	Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statement of Net Assets Available for Benefits	3

Statement of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5	-	10

Supplemental Schedule:

Schedule H-Schedule of Assets Held for Investment Purposes at End of Year	11

Report of Independent Registered Public Accounting Firm

Board of Directors
The Progressive Corporation
Mayfield Village, Ohio

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of The Progressive 401(k) Plan (the “Plan”) as of December 31, 2021 and 2020 and the related statement of changes in net assets available for benefits for the years then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Meaden & Moore, Ltd.
MEADEN & MOORE, LTD.

We have served as the Plan’s auditor since 1999.

Cleveland, Ohio
May 18, 2022

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

The Progressive 401(k) Plan

	(in thousands)
	December 31,
	2021	2020
Assets:

Pending trade settlement	$2,166	$888

Notes receivable from participants	93,061	89,277

Investments, at Fair Value:
The Progressive Corporation Common
Shares	2,142,728	2,122,798
Other investments	5,730,137	4,677,583

Investments, at Fair Value	7,872,865	6,800,381

Net Assets Available for Benefits	$7,968,092	$6,890,546

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

The Progressive 401(k) Plan

	(in thousands)
	Year Ended December 31,
	2021	2020
Additions to Net Assets Attributed to:
Contributions:
Employer	$162,886	$135,838
Participants	270,630	228,688
Rollovers	38,360	20,531
	471,876	385,057

Interest income on notes receivable from participants	4,915	5,398

Investment Income:
Net appreciation in fair value of investments	706,474	1,096,933
Dividends on The Progressive Corporation Common Shares	136,659	60,624
Interest and other dividends	148,327	99,925
Revenue Share - see footnote 2	441	395

Total Investment Income	991,901	1,257,877

Deductions from Net Assets Attributed to:
Benefits paid to participants	350,134	358,945
Employee stock ownership program dividend distribution	40,398	18,434
Other expenses	614	648

Total Deductions	391,146	378,027

Net Increase	1,077,546	1,270,305

Net Assets Available for Benefits:
Beginning of Year	6,890,546	5,620,241

End of Year	$7,968,092	$6,890,546

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS

The Progressive 401(k) Plan

December 31, 2021 and 2020

1 Description of the Plan

General:

The Progressive 401(k) Plan (the "Plan") is designed to encourage employee savings and provide benefits upon an employee's retirement, death, disability or termination of employment.

Protective Insurance Corporation and subsidiaries ("Protective Insurance") was acquired on June 1, 2021. Employees of Protective Insurance started contributing to the Plan July 1, 2021.

Effective September 30, 2021 The Fidelity Mid Cap Stock Fund-Class K was removed. All existing balances were transferred to the Vanguard Mid Cap Fund Institutional Shares.

All employees of The Progressive Corporation ("the Company") and certain of its subsidiaries that have adopted the Plan, who have met certain requirements, are eligible to participate in the Plan beginning 31 calendar days after the date of employment ("Covered Employee"). Effective January 1, 2021, the Plan has added an automatic enrollment feature, in which new hires will be auto-enrolled effective 30 days after receiving notification from Fidelity, with the option to opt-out. New hires who do not opt-out will be automatically enrolled in a Vanguard Institutional Target Retirement fund at a 6% pre-tax contribution rate unless they select a different contribution rate and/or investment option(s). In addition, there was a one-time automatic enrollment of current, eligible Progressive employees that took place on January 4, 2021.

The Plan is currently maintained pursuant to a January 1, 2020 Amendment and Restatement and one amendment thereto.

Beginning in April 2020, the Plan enacted several provisions from the CARES Act, specifically, allowing CARES Act distributions and loan deferments throughout the remainder of 2020. The CARES Act distribution allowed Plan participants to withdraw up to $100,000 due to adverse financial consequences from COVID-19. CARES Act loan deferments allowed impacted participants to freeze their 401(k) loan repayments through the remainder of 2020, with loans being re-amortized, and loan repayments restarting in 2021. Finally, the processing of minimum required distributions was suspended for 2020, except upon participant request and in cases where a participant's first minimum required distribution was for 2019, and was deferred until 2020.

Contributions:

Participants may contribute to the Plan, on a pre-tax or post-tax basis, any combination up to 99.98% of eligible compensation. However, participants who are classified as "highly compensated employees" under federal tax law are subject to contribution limits that may vary from year to year. Participant contributions are matched 100% by the Company dollar-for-dollar up to 6% of participants' eligible compensation. Company contributions are payable out of net profits.

Various Internal Revenue Code regulations concerning both employee and Company contributions may limit the contribution amounts defined above. The Company has the right to limit these contributions to conform to applicable regulations.

There is a 10% limit on contributions to The Progressive Corporation Stock Fund.

Vesting:

The portion of the participant's account in the Plan attributable to the participant's own contributions, including earnings thereon, vests immediately. Company matching contributions made on or after January 1, 2009, and before January 1, 2021, vested immediately. Company matching contributions made on or after January 1, 2021, will vest according to a two-year cliff vesting schedule.

1 Description of the Plan, Continued

Forfeitures:

Forfeitures of non-vested Company match contributions are held pending reinstatements to former employees who are subsequently rehired and who had an unvested balance when leaving the Company. Unused forfeiture balances are periodically used to offset Company match payments for current participants. The ending Company contribution forfeiture balances for 2021 and 2020 were $628,673 and $24,443, respectively.

Investment Options for Company Match:
Company matching contributions are invested according to participants' elections.

Notes Receivable from Participants:

Participants may borrow up to 50% of their total vested account balance from a minimum of $1,000 up to a maximum of $50,000. Two loans may be outstanding at one time. The highest outstanding balance for prior loans plus any new loans may not exceed $50,000 in a 12-month period. Loan repayment periods range from one to four years, except for certain loan balances from prior Plan mergers (which do not exceed Code §72(p) maximum repayment periods). Loans are secured by participant account balances and bear interest at the same rate throughout the life of the loan.

At the beginning of each calendar quarter, the interest rate applied to new loans during that quarter is set at 1% above the prime rate. Principal and interest are paid through bi-weekly payroll deductions. A $35 loan initiation fee and a quarterly maintenance fee of $3.75 are deducted from the participant’s account for each new loan.

Loan repayments may be suspended for up to one year in case of an approved leave of absence. Loans to participants on a leave of absence due to a Qualified Military Leave will be automatically suspended for the period of the Qualified Military Leave.

Participants who terminate employment at the time a loan is outstanding may arrange with the Administrator to continue to repay the loan through automatic or electronic withdrawals or debits from a financial institution known as "ACH" debits.

Loans are valued at unpaid principal plus accrued but unpaid interest. Defaulted participant loans are recorded as distributions on the basis of the terms of the Plan.

As previously described in the General footnote above, CARES Act loan deferments allowed impacted participants to freeze their 401(k) loan repayments through the remainder of 2020, with loans being re-amortized, and loan repayments restarting in 2021.

2 Summary of Significant Accounting Policies

Use of Estimates and Basis of Accounting:

The accompanying financial statements have been prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported and the accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition:

Investments are stated at fair value.

2 Summary of Significant Accounting Policies, Continued

Investment Valuation and Income Recognition, Continued:

Common/Collective Trust:
The Fidelity Managed Income Portfolio II, a common/collective trust, investment objective is to seek preservation of capital and a competitive level of income over time. To achieve its investment objective, the Portfolio invests in underlying assets (typically fixed-income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements) and maintains a wrap contract issued by a third-party. Fidelity Management Trust Company ("FMTC") seeks to minimize the exposure of the Portfolio to credit risk through, among other means, diversification of the wrap contracts across an approved group of issuers. The Portfolio's ability to receive amounts due pursuant to these contracts is dependent upon the issuers' ability to meet their financial obligations.

Investments in wrap contracts are valued at fair value. These investment contracts provide for withdrawals at fair value including those instances when, in connection with wrap contracts, underlying investment securities are sold to fund normal benefit payments prior to the maturity of such contracts.

The investment contract and fixed-income security commitments are backed solely by the financial resources of the issuer. Participant withdrawals and exchanges are paid at book value (principal and interest accrued to date) during the term of the contract. However, withdrawals prompted by certain events (e.g., the Plan’s disqualification under the Internal Revenue Code, substantive portfolio modification not consented to by the wrap issuer, establishment of another employer plan that competes with the Plan for employee contributions, etc.) may be paid at market value, which may be less than book value. The portfolio strives to maintain a $1 unit price, but cannot guarantee that it will be able to do so, and its yield will fluctuate.

Company Stock/Mutual Funds/Brokerage:
The Progressive Corporation Stock Fund and mutual funds are valued at the last reported trade price on the New York Stock Exchange on the last business day of the year. Investments in the Brokerage Accounts are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

Money Market Fund:
The fair value of the money market fund is determined using amortized cost, in accordance with rules under the Investment Company Act of 1940. The underlying investments of the money market fund are primarily U.S. Treasury Bills and other obligations of the U.S. Government, including mortgage obligations. Since there is an active market for these investments, the money market fund is classified in Level 1 of the fair value hierarchy.

Investments held in the Self-Directed Brokerage Account consist of common stocks, mutual funds, certificates of deposit, unitized investment funds, corporate and government bonds, preferred stocks, and various rights, warrants and options that are valued on the basis of readily determinable market prices.

The statement of changes in net assets available for benefits presents the net appreciation/(depreciation) in the fair value, which consists of realized gains/(losses) and unrealized appreciation/(depreciation) on those investments.

Investment securities are exposed to various risks such as interest rate, market, credit and liquidity risks. Market values of securities fluctuate based on the nature and magnitude of changing market conditions; significant changes in market conditions could materially affect the Plan's investments.

The Progressive Corporation Stock Fund is an Employee Stock Ownership Program ("ESOP"). Security transactions in The Progressive Corporation Stock Fund are recorded on a trade date basis. All other security transactions are recorded on a settlement date basis.

Realized gains/(losses) on the sale of securities are determined based on the average cost of the securities sold from the Trust’s assets. Realized gains/(losses) on the distribution of Company common shares are determined based on the historical cost of the shares distributed.

Dividends are recorded on their payment date for shareholders of record on the ex-dividend date. Interest and other income are recorded as earned on an accrual basis. There have been no changes in the methodologies used at December 31, 2021 and 2020.

2 Summary of Significant Accounting Policies, Continued

Investment Valuation and Income Recognition, Continued:

For dividends on The Progressive Corporation common shares, the financial statements reflect an annual dividend of $1.50 with an ex-dividend date of December 17, 2021, an annual dividend of $4.60 with an ex-dividend date of January 7, 2021, and an annual dividend of $2.35 with an ex-dividend date of January 7, 2020. Quarterly dividends of $0.10 are also included with ex-dividend dates of April 6, July 6 and October 6, 2021, and April 6, July 6 and October 6, 2020. With the ESOP, plan participants have the option to have dividends on vested shares of The Progressive Corporation Stock Fund reinvested or receive those dividends as a cash distribution from the Plan. Dividends are automatically reinvested unless the participant makes an election for a cash distribution.

Fair Value:

The Plan has categorized its financial instruments, based on the degree of subjectivity inherent in the method by which they are valued, into a fair value hierarchy of three levels, as follows:

Level 1: Inputs are unadjusted, quoted prices in active markets for identical instruments that the Plan can access at the measurement date (e.g., U.S. Government obligations and active exchange-traded equity securities).

Level 2: Inputs (other than quoted prices included within Level 1) that are observable for the instrument either directly or indirectly (e.g., certain common/collective trusts and unitized investment funds). This includes: (i) quoted prices for similar instruments in active markets, (ii) quoted prices for identical or similar instruments in markets that are not active, (iii) inputs other than quoted prices that are observable for the instruments, and (iv) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs that are unobservable. Unobservable inputs reflect the Plan's subjective evaluation about the assumptions market participants would use in pricing the financial instrument (e.g., certain structured securities and privately held investments).

The composition of the investment portfolio as of December 31 was:

Description	12/31/2021	Level 1	Level 2	Level 3
Mutual Funds	$5,072,750,211	$5,072,750,211	$—	$—
Progressive Stock	2,142,728,019	2,142,728,019	—	—
Money Market	73,363,405	73,363,405	—	—
Common/collective Trust	280,600,046	—	280,600,046	—
Brokerage	303,422,955	259,825,406	43,597,549	—
Total	$7,872,864,636	$7,548,667,041	$324,197,595	$—

Description	12/31/2020	Level 1	Level 2	Level 3
Mutual Funds	$4,071,223,614	$4,071,223,614	$—	$—
Progressive Stock	2,122,798,340	2,122,798,340	—	—
Money Market	86,174,882	86,174,882	—	—
Common/collective Trust	269,764,076	—	269,764,076	—
Brokerage	250,420,487	214,592,099	35,828,388	—
Total	$6,800,381,399	$6,494,788,935	$305,592,464	$—

Funding:

Participant and employer contributions are funded on a bi-weekly basis generally coincident with the pay date.

2 Summary of Significant Accounting Policies, Continued

Expenses:

Most administrative expenses of the Plan, including trust management, legal and other fees, are paid by the Company and are not expenses paid by the Plan. Certain ERISA approved legal expenses are paid from assets at the Plan level. Investment management fees are expenses of the Plan, but are netted against investment income. Transaction fees for loan initiation, quarterly loan maintenance, exchanges of Company stock and short-term fund trading are paid from assets in participant accounts.

Risks and Uncertainties:

The Plan provides for several investment options, which are subject to various risks, such as interest rate, credit, foreign currency exchange rate, liquidity and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Revenue Share:

Revenue sharing amounts for investments that generate such amounts for Fidelity are returned to the Plan and credited on a quarterly basis to the participants who are invested in those funds.

3 Participant Accounts

Each participant's account is credited with the participant's contributions and Company match and an allocation of earnings. Allocations are based on the portion of each participant's account balance to the total account balances for all participants. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Participants can invest in any of the options offered under the Plan.

The Plan uses the share value method for allocating Plan earnings. The share values are determined on a daily basis.

4 Party-in-Interest Transactions

The fund investment options include The Progressive Corporation Stock Fund. This fund consists of the Company’s common shares.

Certain Plan investment choices are Fidelity mutual funds managed by Fidelity Management & Research Company ("FMR Co."). FMTC, as a subsidiary of FMR Co., is the trustee. These transactions, therefore, qualify as party-in-interest transactions.

5 Income Tax Status

The Plan obtained its latest determination letter on September 3, 2015, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended, however, the Plan Administrator believes that the Plan is still currently designed and being operated in compliance with those requirements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities. The Plan administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2021, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or that would require disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress.

6 Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts, to the extent not already vested.

7 Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements.

SCHEDULE H-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

Part IV Line 4i
The Progressive 401(k) Plan
Plan No. 003
EIN 34-0963169
December 31, 2021

	(b) Identity of Issue,	(c) Description of Investment Including
	Borrower, Lessor,	Maturity Date, Rate of Interest,	(e) Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Value

*	Fidelity	14,978,574.04 shares of Fidelity Diversified International Fund - Class K6	$230,969,612
*	Fidelity	13,019,901.64 shares of Fidelity Low-Priced Stock Fund - Class K6	199,855,490
*1	Fidelity	18,646.24 shares of Fidelity Cash Reserves	18,646
*	Fidelity	280,600,046.25 shares of Fidelity Managed Income Portfolio II Class 3	280,600,046
	Brokerage Account	Various Common Stocks	161,552,616
	Brokerage Account	Various Mutual Funds	96,787,107
	Brokerage Account	Various Preferred Stocks	444,645
	Brokerage Account	Various Unitized Investment Funds	43,597,549
	Brokerage Account	Various Rights/Warrants/Options	162,253
	Brokerage Account	Various Certificates of Deposit	171,129
	Brokerage Account	Various Corporate Bonds	407,501
	Brokerage Account	Various Government Bonds	300,155
	Pacific Investment Management Company	7,948,805.70 shares of PIMCO Total Return Fund Institutional Class	81,634,235
	The Vanguard Group	2,798,619.93 shares of Vanguard Value Index Fund Institutional Shares	160,556,825
	The Vanguard Group	593,266.77 shares of Vanguard Total International Stock Index Fund Institutional Shares	81,141,096
	The Vanguard Group	5,586,651.05 shares of Vanguard Mid-Cap Index Fund Institutional Shares	389,333,712
	The Vanguard Group	2,479,657.26 shares of Vanguard Growth Index Fund Institutional Shares	409,540,194
	The Vanguard Group	73,363,405.22 shares of Vanguard Federal Money Market Fund	73,363,405
	The Vanguard Group	891,037.98 shares of Vanguard Small Cap Index Fund Institutional Plus Shares	278,698,858
	The Vanguard Group	12,895,892.57 shares of Vanguard Total Bond Market Fund Institutional Plus Shares	144,305,038
	The Vanguard Group	1,928,204.83 shares of Vanguard Institutional Index Fund Institutional Plus Shares	782,465,520
	The Vanguard Group	4,965,487.00 shares of Vanguard Balanced Index Fund Institutional Shares	243,408,173
	The Vanguard Group	1,818,488.92 shares of Vanguard Target Retirement Income Fund Institutional Shares	44,953,046
	The Vanguard Group	817,733.12 shares of Vanguard Target Retirement 2015 Fund Institutional Shares	20,165,299
	The Vanguard Group	3,538,505.94 shares of Vanguard Target Retirement 2020 Fund Institutional Shares	96,636,597
	The Vanguard Group	6,795,154.18 shares of Vanguard Target Retirement 2025 Fund Institutional Shares	199,505,727
	The Vanguard Group	10,948,644.25 shares of Vanguard Target Retirement 2030 Fund Institutional Shares	335,685,433
	The Vanguard Group	9,536,667.34 shares of Vanguard Target Retirement 2035 Fund Institutional Shares	303,170,655
	The Vanguard Group	9,916,208.38 shares of Vanguard Target Retirement 2040 Fund Institutional Shares	327,135,714
	The Vanguard Group	9,319,435.23 shares of Vanguard Target Retirement 2045 Fund Institutional Shares	317,513,158
	The Vanguard Group	6,576,401.03 shares of Vanguard Target Retirement 2050 Fund Institutional Shares	225,307,499
	The Vanguard Group	3,780,357.40 shares of Vanguard Target Retirement 2055 Fund Institutional Shares	129,855,277
	The Vanguard Group	1,663,154.42 shares of Vanguard Target Retirement 2060 Fund Institutional Shares	57,362,196
	The Vanguard Group	427,963.66 shares of Vanguard Target Retirement 2065 Fund Institutional Shares	13,532,211
			5,730,136,617
*	The Progressive Corporation	20,874,116.12 shares of The Progressive Corporation Common Shares	2,142,728,019
*	Participant Loans	4.25% and 6.50% at various maturities; participant account balances as collateral	93,061,365
			$7,965,926,001
*	Party-in-interest
1	Included in The Progressive Corporation Stock Fund for the recordkeeping of fractional shares of stock

THE PROGRESSIVE 401(k) PLAN

EXHIBIT INDEX

EXHIBIT NO. UNDER REG. S-K ITEM 601	FORM 11-K EXHIBIT NO.	DESCRIPTION OF EXHIBIT

23	23	Consent of Meaden & Moore, Ltd., Independent Registered Public Accounting Firm, dated May 18, 2022, to incorporate by reference their report dated May 18, 2022.